Mail Stop 3561

January 19, 2007

Via Fax & U.S. Mail

Mr. Rick Davis
Senior Vice President and Chief Financial Officer
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3

Re: CHC Helicopter Corporation
Form 20-F for the year ended April 30, 2006
Filed September 18, 2006
File No. 001-31472

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended April 30, 2006

Item 3. Key Information – Selected Financial Data, page 3

1. Please revise your presentation within Selected Financial Data to present EBITDA and all other non-GAAP measures in a position of least prominence. Specifically, your balance sheet data for both Canadian and US GAAP Selected Financial Data should be presented before any non-GAAP measures.

Management's Discussion and Analysis

– Results of Operations
- Year Ended April 30, 2006 Compared to Year Ended April 30, 2005, page 36

2. Please expand your discussion of general and administration costs and amortization expenses to quantify each factor that contributed to fluctuations in amounts between years. For example, you state that general and administration costs decreased from fiscal 2005 due primarily to adjustments in claim reserves for various insured risks, reduced variable compensation costs from fiscal 2005 and a reduction in Schreiner corporate office expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Refer to Item 303 (a)(3)(i) of Regulation S-K.

- Liquidity and Capital Resources, page 55

3. We note your disclosure that you generated $95.4 million of operating cash flow (before changes in non-cash working capital) in fiscal 2006. Please note that the $95.4 million amount does not represent operating cash flow and should not be referred to as operating cash flow even with the qualification in parenthesis since the discussion may be potentially confusing to the users of your financial statements. Please revise your disclosure to indicate that cash provided by operating activities was $39.3 million. If you wish to discuss the amounts which total $95 million, please refer to the amounts as adjustments to reconcile net income to net cash provided by operating activities, which is a component of net cash provided by operating activities.

Statements of Cash Flows, page 102

4. We note your presentation of cash provided by discontinued operations as an aggregate amount at the end of the statements of cash flows. Please revise your US GAAP reconciliation in Note 32 in future filings to present a statement of cash flows that does not aggregate operating, investing and financing cash flows from discontinued operations into a single line item. You may present this information using one of the following methods:
    o Combining the cash flows generated from discontinued operations with the

cash flows from continuing operations within each of the 3 categories;
- Separately identifying the cash flows related to discontinued operations within each of the 3 categories;
- Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before "net increase or decrease in cash and cash equivalents."

Alternatively, you may add a disclosure in Note 32 that discusses the difference in presentation of cash flows between Canadian and US GAAP. See Joel Levine's December 6, 2005 Speech at the 2005 33rd AICPA National Conference.

5. We note your classification of prepaid aircraft rental as an investing activity on the statements of cash flows. It appears from your disclosure in Note 11 that this amount relates to up-front rental payments made on aircraft leased under operating leases and as such should be included in operating activities on the statements of cash flows prepared under US GAAP. Please revise your US GAAP reconciliation note to disclose this difference in reclassification on the statement of cash flows.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

– Joint Ventures, page 104

6. We note your disclosure that joint ventures are accounted for using the proportionate consolidation method. In your US GAAP reconciliation note to the financial statements, please provide summarized footnote disclosure of the amounts proportionately consolidated such as:
- Current assets/liabilities
- Noncurrent assets/liabilities
- Net sales
- Net income
- Cash flow information resulting from operating, financing and investing activities

See Item 17(c)(2)(vii) of Form 20-F. Alternatively, revise Note 32 to discuss and quantify the impact of this difference in accounting between Canadian and US GAAP.

Note 3. Restatements, page 107

7. We note your disclosure that you restated certain financial information relating to fiscal years 2005 and 2004 to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. Please provide us more detail as to the nature of these amounts and explain to us why the amounts were not appropriately recorded in the applicable prior period. Also, please explain the nature of the corrections to certain future and current income tax balances and explain why you determined it was necessary to correct the $21 million future income tax recovery recorded in fiscal year ended April 30, 2004. Additionally, please tell us how you considered the identification and correction of these errors in your evaluation of disclosure controls and procedures and explain how you were able to conclude in Item 15 that disclosure controls and procedures are effective as of April 30, 2006.

8. We note your disclosure that prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. Please explain to us why you believe it is appropriate to recognize these costs as revenue and explain why these amounts were previously recorded as cost reductions in prior years. For US GAAP purposes please explain to us why you believe these costs are appropriately recognized on a gross basis rather than net basis as discussed in EITF 99-19. Also, please tell us how you became aware that these costs were inappropriately characterized in prior period statements.

Note 6. Discontinued Operations, page 112

9. We note that during fiscal 2006 you reclassified the operating results of the Composites business to continuing operations as you were not able to sell the business. For US GAAP reconciliation purposes, please revise your notes to disclose the effect of this reclassification on the results of operations for each prior period presented. See paragraph 48 of SFAS No. 144. Also, please tell us if there was any adjustment recorded upon reclassifying the assets from held for sale to held and used for US GAAP purposes. Please note that under US GAAP, long-lived assets that are reclassified to held and used shall be measured at the lower of the (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell. This amount should be included in income from continuing operations for US GAAP purposes for fiscal 2006. See paragraphs 38-39 of SFAS No. 144.

Note 16. Other Liabilities, page 118

10. We note that in 2006 you had certain aircraft sale-leaseback transactions. Please tell us, and revise your disclosure in the US GAAP reconciliation note to the financial statements to include a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in the seller-lessee's continuing involvement. See paragraph 17 of SFAS No. 98.

Note 23. Per Share Information, page 129

11. We note that a certain number of share options were included in the weighted average number of shares for the diluted EPS calculation. In the US GAAP reconciliation note, please disclose the number of potentially dilutive securities that were not included in the diluted EPS calculation for each period presented because their effect is anti-dilutive. See paragraph 40 of SFAS No. 128.

Note 26. Commitments, page 135

12. We note that you have a significant amount of aircraft and other operating leases. Please tell us if any of the leases contain rent escalations, holidays, etc. and if so, please tell us if you recognize the lease payments as rent expense on a straight-line basis over the lease term for US GAAP purposes.

Note 32. Reconciliation To Accounting Principles Generally Accepted In The United States, page141

13. Please revise Note 32 to explain how the tax impact of the various adjustments between net income under Canadian GAAP to net income under US GAAP were calculated or determined.

(a) Consolidated Statements of Earnings and Comprehensive Earnings

- (iii) Amortization of Guarantees Recognized

14. We note your adjustment to net earnings according to Canadian GAAP for the amortization of guarantees recognized. Please revise footnote (iii) to indicate the amount and nature of the guarantees that are recorded as liabilities under US GAAP and the period over which the guarantees are amortized. Also, revise the disclosure to explain why these guarantee amounts are being "amortized" for US GAAP purposes.

- (v) Foreign Currency Cash Flow Hedges

15. Please revise footnote (v) to discuss the nature of the foreign currency translation costs included in other comprehensive earnings under US GAAP. As part of your response and revised disclosure, indicate the reason there is a difference between the foreign currency translation amount included in other comprehensive earnings under US GAAP and the foreign currency translation adjustment included in the statements of shareholders' equity under Canadian GAAP.

- (viii) Unrealized gains on securities

16. We note that other comprehensive earnings according to US GAAP includes an amount for unrealized gains on available for sale securities. Please tell us, and revise the notes to your financial statements to indicate the nature and amount of available for sale securities held during each period presented. Also, to the extent you hold material amounts of these securities, revise Note 32 to include the disclosures required by paragraphs 19 through 21 of SFAS No. 115, as applicable.

(b) Consolidated Balance Sheets

17. We note that you present the balance sheet as of April 30, 2006 and 2005 in accordance with both Canadian and US GAAP, however you have not explained the differences or reasons for differences between the amounts. For each balance sheet line item with a significant difference in amount between Canadian and US GAAP, please revise to describe the nature of the difference in accounting which gives rise to the balance sheet differences. See Item 17(c)(2) of Form 20-F.

18. We note from your disclosure on page 12 in the Risk Factors section, that Mr. Dobbin owns shares representing in the aggregate 61.7% of the voting power on matters put before the shareholders. For US GAAP purposes, please revise Note 32 to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. We believe this financial statement disclosure is necessary since the significant level of shareholdings by this party provides him with the ability to significantly influence or control the Company's operations. Refer to the requirements of paragraph 2 of SFAS 57.

19. Please revise to provide a statement of cash flows prepared in accordance with US GAAP or furnish in a note to the financial statements a quantified description of the material differences between cash flows reported in the primary financial

statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP. For example, you should disclose that Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before change in non-cash working capital in the consolidated statements of cash flows and United States GAAP does not permit this subtotal to be included. See Item 17(c)(2)(iii) of Form 20-F.

20. For US GAAP purposes, please revise your notes to the financial statements to disclose the impact that recently issued accounting standard will have on the financial position and results of operations when such standards are adopted in a future period. See SAB Topic 11M.

21. In view of the material differences and items that impact stockholders' equity, a reconciliation of a statement in changes in shareholders' equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a U.S. GAAP basis. Please supplementally prepare and furnish us a U.S. GAAP statement in changes in stockholders' equity. As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

22. In light of the significant amount of receivables on your balance sheet, please revise Note 32 to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts. Such a description should identify the factors that influenced management's judgment (e.g., historical losses and existing economic conditions). Also, disclose your policy for charging off uncollectible loans and trade receivables and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-6.

23. Please revise Note 32 to disclose the weighted average shares used to compute basic and diluted earnings per share for each period presented. Also, please include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. See paragraph 40 of SFAS No. 128.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief